
06010604


DEXIA

Group

The Secretary-General


SEC MAIL PROCESSING
RECEIVED
JAN 3 0 2006
WASH. D.C.
152
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

January 13th, 2006

Attention: Special Counsel/Office of International Corporate Finance

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of January 13th, 2006.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours



Olivier Van Herstraeten
Secretary General
Dexia S.A.


PROCESSED
FEB 0 1 2006
THOMSON
FINANCIAL



Dexia SA
Square de Meeûs 1 - B-1000 Brussels - Tel. : +32 2 213 57 00 - Fax : + 32 2 213 57 20
Internet : http://www.dexia.com - Account number 068-2113620-17 - Company number BE 0458.548.296



PRESS RELEASE

Brussels, Paris, London, Luxembourg, January 13th, 2006

DEXIA SELLS ITS UK PRIVATE BANKING ACTIVITIES

In the context of its policy to focus its private banking activities on selected onshore and off-shore markets, where the group already has a significant presence, Dexia has decided to sell its UK private banking activities and has signed an agreement with Rathbone Investment Management Limited (a wholly owned subsidiary of Rathbone Brothers Plc). Dexia is convinced that the high quality of service currently offered to the clients, will be pursued by one of the most prominent UK private banking institutions.

The assets under management concerned amount to around EUR 0.85 billion (£580 million), a small part of the total book of Dexia group's private banking assets under management (41 billion EUR as of September 30th 2005).

The financial impact of this transaction will not be material on Dexia's accounts.

Subject to approval being granted by the appropriate authorities, the transaction is expected to be complete in April 2006.

Contacts

Press	**Paris: +33 1 43 92 80 20**	**Brussels: +32 2 222 44 01**
Investor Relations	**Paris: +33 1 43 92 82 54**	**Brussels: +32 2 213 57 49**